FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                    Pursuant to Rule 13s - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           For the month of March, 2007


                                  Acambis plc
                (Translation of registrant's name into English)

                           Peterhouse Technology Park
                               100 Fulbourn Road
                               Cambridge CB1 9PT
                                    England

                    (address of principal executive offices)

    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                         Forms 20-F X     Form 40-F

  Indicate by check mark whether the registrant by furnishing the information contained in this Form also thereby furnishing the information to the
                Commission pursuant to Rule 12g3-2(b) under the
                       Securities Exchange Act of 1934).

                              Yes       No X

 (if "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ).




Enclosure:

Acambis New Management Team


Acambis announces appointment of new Chief Executive Officer and other senior management changes

Cambridge, UK and Cambridge, Massachusetts - 7 March 2007 - Acambis plc ("Acambis") (LSE: ACM) announces changes to its senior executive management team.

Ian Garland, 41, is appointed as Chief Executive Officer with effect from 1 June 2007. He replaces Gordon Cameron who has served as CEO since 2004. Mr Cameron will remain in his current position to ensure a smooth transition until Ian Garland's arrival. In addition, David Lawrence, Chief Financial Officer will leave the employment of the Company with immediate effect. He will be replaced by Elizabeth Brown as acting CFO.

  - Since 2004, Ian Garland has been CFO of Arrow Therapeutics Ltd
    ("Arrow"), a company engaged in the discovery and development of novel anti-viral products. He recently oversaw its acquisition by AstraZeneca plc for $150 million, which was completed on 28 February 2007. Previously, in June 2005, Arrow concluded a major R&D collaboration with Novartis.

    From 1999 to 2003, Ian was President and Chief Operating Officer of Celltech Pharmaceuticals Inc., which had a turnover of around $300 million and approximately 1,000 employees, encompassing the US operations of Celltech Group plc. He was responsible for all US activities, including marketing, manufacturing and supply chain management, and US-based development and support functions. During this time, he achieved significant US sales and earnings growth, the approval of two US New Drug Applications, and the divestment of several non-core businesses.

    For much of this period he reported directly to Peter Fellner, then CEO of Celltech, and now Chairman of Acambis.

    Between 1995 and 1999 Ian had finance roles at Medeva plc, which was subsequently acquired by Celltech, and at Pepsi Cola, Inc. based in the US. From 1988 to 1995 he worked at KPMG, specialising in the pharmaceutical sector, following qualification as a Chartered Accountant.

  - Elizabeth Brown, 35, currently Vice President of Financial Management and Company Secretary, is appointed as acting CFO, reporting to the CEO, with immediate effect. She has served with Acambis for more than ten years and held her current role for the last two years. She has been responsible for all financial management and control within the Company and for long-term financial planning. She qualified as a Certified Accountant in 1997.

Gordon Cameron joined Acambis in 1996, serving initially as CFO, and as CEO for the last three years. He has overseen substantial advances in the Company's business and operations, including the successful implementation of major US government biodefence contracts, underpinning the development of Acambis.

David Lawrence joined Acambis as CFO from Chiron Vaccines in August 2004. The Board thanks both Gordon Cameron and David Lawrence for their important contributions during the past few years, and wishes them every success in their future careers.

Peter Fellner, Chairman, commented:

"The Board and I are very pleased to welcome someone of Ian Garland's calibre, experience and strategic abilities as our CEO at Acambis. Ian and I worked closely together at Celltech for several years and his extensive US experience will be very valuable given that the majority of the Acambis' operations are based there.

"Ian's forthcoming appointment, together with the recent appointment of Dr Michael Watson from sanofi pasteur MSD as the new Executive Vice President, Research & Development, and that of Elizabeth Brown as acting CFO, create a new top management team at Acambis as we embark upon the next growth phase of the Company."

In parallel the Company is undertaking a substantial reorganisation in order to focus its resources on its key programmes and operational capabilities, and to reduce its cost base. This is summarised in the accompanying announcement.

Acambis confirms that no information is disclosable in relation to the appointment of Mr Garland pursuant to the requirements of Listing Rule 9.6.13 paragraphs (1) to (6).

                                     -ends-

Enquiries:

Acambis plc
Dr Peter Fellner, Chairman
Tel: +44 (0) 118 989 9312
Lyndsay Wright, VP, Communications and IR
Tel: +44 (0) 1223 275 300

Brunswick
Jon Coles / Justine McIlroy / Margherita Lupi
Tel: +44 (0) 20 7404 5959


About Acambis

Acambis is a leading biotechnology company targeting infectious diseases with novel vaccines. Acambis' development-stage pipeline includes vaccines that could either offer improvements over existing products or target unmet medical needs. As well as ChimeriVax-JE, Acambis' proprietary ChimeriVax technology, developed in association with St Louis University, has also been used to develop ChimeriVax-West Nile, which is undergoing Phase 2 clinical testing, making it the most advanced investigational vaccine against the West Nile virus. Acambis also has the only vaccine in development against Clostridium difficile bacteria, a leading cause of hospital-acquired infections. Recognised internationally as the leading producer of smallpox vaccines, Acambis is developing an investigational smallpox vaccine, ACAM2000, and is manufacturing emergency-use stockpiles of this investigational vaccine for the US Government and other governments around the world.

Acambis is based in Cambridge, UK and Cambridge, Massachusetts, US, and is listed on the London Stock Exchange (ACM). More information is available at www.acambis.com.

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995:

The statements in this news release that are not historical facts are forward-looking statements that involve risks and uncertainties, including the timing and results of clinical trials, product development, manufacturing and commercialisation risks, the risks of satisfying the regulatory approval process in a timely manner, the need for and the availability of additional capital. For a discussion of these and other risks and uncertainties see "Risk management" in the Company's 2005 Annual Report and "Risk factors" in its Form 20-F, in addition to those detailed on the Company's website and in the Company's filings made with the Securities and Exchange Commission from time to time. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.




                                      SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Peptide Therapeutics Group has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: 07 March, 2007                    ACAMBIS PLC





                                        By:  /s/ Lyndsay Wright
                                             Name: Lyndsay Wright
                                             Title: VP, Communications and IR.